

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

February 14, 2008

**<u>VIA INTERNATIONAL MAIL AND FAX (514) 380-1929</u>**

Mr. Louis Morin
Chief Financial Officer
Quebecor Media Inc.
612 Saint-Jacques Street
Montreal, Quebec, Canada  H3C-A4M8

> **Re:** **Quebecor Media Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2006, as Amended**
> **Filed March 30, 2007**
> **File No. 333-13792**

Dear Mr. Morin:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director